Filed by Ciena Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Cyan, Inc.

(Commission File No. 001-35904)

Ciena signs agreement to acquire Cyan

Master Messaging & FAQ

OVERVIEW

The news:

•	Ciena entered into a definitive agreement to acquire Cyan in a cash and stock transaction currently valued at approximately $400 million (or $335 million, net of estimated cash acquired) and inclusive of Cyan’s outstanding convertible notes on an as-converted basis.

•	The acquisition of Cyan will accelerate the availability of a complete on-demand solution for virtualized networks and services that provides the market with greater control and choice in an open ecosystem.

•	The proposed acquisition advances a strategy that started with the introduction of our OPn architecture and was extended with the launch of our Agility software division in December 2014.

•	The transaction is expected to close during Ciena’s fiscal fourth quarter 2015 and is subject to certain approvals of Cyan stockholders, regulatory approvals in the U.S. and other customary approvals.

The strategic rationale:

•	Cyan brings exciting new software capabilities that we expect to be industry-changing over the longer term as well as a packet-optical hardware business that offers immediate value.

•	The fact that Cyan offers an emerging business together with a well-established one, means it is significantly easier for Ciena to make this kind of forward-looking investment, which we believe is the right move for both companies.

The benefit to customers:

•	This acquisition is a highly targeted investment that elevates the business value of networks for our customers and their end-users by:

•	Increasing the monetization of network assets

•	Speeding the time-to-market with differentiated services

•	Vastly improving efficiency through both lower costs and faster implementation of new technologies

GENERAL/STRATEGIC

1.	Why is Ciena acquiring Cyan?

•	Cyan brings exciting new software capabilities that we expect to be industry-changing over the longer term as well as a packet-optical hardware business that offers immediate value.

•	The addition of Cyan’s technology accelerates the availability of a complete on-demand solution for virtualized networks and services in an open ecosystem.

•	We think Ciena and Cyan make a great combination for customers.

2.	How does this position Ciena in the software space?

•	The addition of Cyan takes our Ciena Agility division to the next level, adding orchestration and control capabilities as well as multi-vendor network management to our existing portfolio.

3.	How will this acquisition benefit Cyan and its customers?

•	Ciena provides Cyan’s widely recognized best-in-class technology with a more scalable route to market.

•	Our strong network functions virtualization (NFV) platform, operational scale and support, global channel and customer relationships – particularly with Tier 1 and web-scale providers – all comprise a logical complement to Cyan’s strengths.

•	We are committed to meeting the needs of existing customer bases and providing them with an outstanding customer experience, just as we successfully did with the Nortel MEN transaction.

4.	Did demands from certain customers or recent industry M&A activity influence your decision to acquire Cyan?

•	We make decisions for our business based on our assessment of the best long-term interests of our company, customers and shareholders.

•	Our decision to pursue this acquisition was not motivated by a single influencer, but rather by the medium to long-term opportunities that support our strategy.

TRANSACTION/FINANCIAL

5.	What price is Ciena paying for Cyan? What are the terms of the deal?

•	The cash and stock transaction is currently valued at approximately $400 million (or $335 million, net of estimated cash acquired) and inclusive of Cyan’s outstanding convertible notes on an as-converted basis.

•	At closing, Cyan shareholders will receive consideration equal to the value 0.224 shares of Ciena common stock, 89% of which will be delivered in Ciena common stock and 11% will be delivered in cash based on the value of Ciena common stock at closing.

•	This exchange ratio represents $4.75 per share of Cyan common stock, based on Ciena’s 20-day volume weighted average price as of May 1, 2015, which represents a 30% premium to Cyan’s closing stock price of $3.65 per share on May 1, 2015.

•	Ciena also will assume Cyan’s outstanding convertible notes, subject to certain conversion and repurchase rights of the holders triggered by this acquisition, as well as its outstanding equity awards.

6.	How did Ciena arrive at the price/consideration?

•	The transaction consideration is based on valuation methodologies that consider a number of factors including current revenue, technology leadership and time-to-market, customer traction, as well as estimated future market opportunity.

7.	When is this deal expected to close?

•	The transaction is expected to close during Ciena’s fiscal fourth quarter 2015 and is subject to certain approvals of Cyan stockholders, regulatory approvals in the U.S. and other customary approvals.

8.	Does this transaction require shareholder approval?

•	The transaction is subject to certain approvals of Cyan stockholders, regulatory approvals in the U.S. and other customary approvals.

•	Under our charter and New York Stock Exchange rules, Ciena shareholders are not required to approve this acquisition.

9.	What is the effect on Ciena’s financials?

•	Apart from any restructuring costs impact, we believe the transaction is not material to this year’s EPS accretion/dilution due to the expected close coming late in our fiscal year, and we expect the transaction to be accretive in fiscal 2016.

10.	How will this affect Ciena’s balance sheet?

•	The transaction includes Ciena’s assumption of $50 million in convertible notes.

•	Under the terms of the indenture, for a period following closing, the note holders may elect to convert such notes at an increased conversion rate, or alternatively require that all or a portion of their notes be purchased for cash at a purchase price equal to the principal plus accrued interest.

•	The precise impact on our balance sheet will be known approximately five weeks following the close of the deal.

11.	Does this change/accelerate Ciena’s revenue expectations for software? When will Ciena recognize software revenue from the acquired products?

•	We view our acquisition of Cyan as a medium-to-long-term investment in a growing software market.

•	While we view the long-term potential of this combination as substantial, we do not expect significant Cyan software contributions to fiscal 2015 revenue.

12.	What cost synergies do you expect to achieve and when?

•	We will leverage complementary capabilities and eliminate overlapping investments to yield a best-in-class portfolio and realize positive synergies.

•	We intend to base our approach to integration on the same design points as our Nortel MEN integration with three key principles:

•	Put the customer first and meet their needs

•	Make quick decision for clarity, focus and motivation

•	Leverage complementary capabilities and eliminate overlapping investments.

•	We will provide more details about the integration activities and anticipated synergies targets after the deal closes.

TECHNOLOGY/PORTFOLIO

13.	What products are you acquiring? What key applications do these products address?

•	In short, our portfolio will benefit from:

•	Best-in-class software for multi-vendor network and service orchestration and control

•	The next evolution of multi-vendor management software

•	An expanded ecosystem of VNF partners

•	A metro packet-optical hardware business that will drive meaningful revenue and a complementary base of key customers

14.	What are you going to do with Cyan’s packet-optical portfolio?

•	Portfolio decisions will be made as part of our integration activities, and we will communicate more detail after the deal closes.

•	We are committed to meeting the needs of existing customer bases and providing them with an outstanding customer experience, just as we successfully did with the Nortel MEN transaction.

•	That said, we will look to leverage complementary capabilities and eliminate overlapping investments.

15.	Will Blue Planet be replacing OneControl as your network management platform and what does that mean to your customers who have invested in OneControl?

•	The domain of network management and network control is converging rapidly, and Ciena has been evolving new solutions in these areas with a strong focus on web-scale management and control.

•	We will work to integrate Blue Planet’s multi-vendor, multi-layer service management and visualization capabilities into Ciena’s solutions, which will accelerate the implementation of our next-generation management and control web-scale platform.

•	Portfolio decisions will be made as part of our integration activities, and we will communicate more detail after the deal closes.

16.	How does the Blue Planet orchestration software fit into the Ciena portfolio?

•	Planet Orchestrate is an “orchestrator of orchestrators” or Life-Cycle Service Orchestration (LSO) – a multi-domain and multi-technology service orchestration and activation platform.

•	It complements our software portfolio with its capabilities:

•	End-to-end NFV service orchestration over NFV platforms like Ciena’s Agility Matrix

•	Cloud service orchestration over cloud computing software platforms

•	WAN network service orchestration over third party SDN controllers and 3rd party network management systems

17.	Will this negatively impact (i.e. delay) the delivery of other Ciena products?

•	No. We expect no near-term changes to Ciena’s current customer deliverables as a result of this announcement.

INTEGRATION/OPERATIONS

18.	Who will manage integration activities and when can I expect to get more information?

•	Ciena will be establishing a cross-functional integration planning team to ensure that we meet our desired goals for the combined company and achieve the timeline for a successful integration.

•	A more detailed communication about roles and responsibilities will occur in the coming weeks.

19.	How long do you think it will take to integrate Cyan?

•	We will have a detailed integration plan with specific goals and timelines.

•	Our initial assumption is that the majority of our HR and IT-related integration activities can be completed by the time the transactions closes, which we anticipate to occur in our fiscal fourth quarter.

20.	How many facilities will Ciena acquire? Where are they located? Will you maintain them?

•	We intend to maintain Cyan’s Petaluma office, which is its current headquarters location, as a center of excellence.

•	As we work through our integration plan, we will be assessing any potential impact to other Cyan facilities, particularly with respect to overlap with Ciena’s existing footprint.

21.	What provisions have been made to ensure Cyan customer support is seamless?

•	Customer support will be a primary focal point of our integration planning and activities.

•	We are committed to meeting customer needs and have a team that is rich in experience when it comes to supporting customers.

•	We pride ourselves on the fact that we did not lose a single customer in the MEN integration, and that absolutely will be our goal with this transaction as well.

22.	What will happen to the Cyan company name?

•	Once the transaction is complete, Cyan will become a part of Ciena and the name will no longer exist.

23.	What will happen to Cyan’s product names?

•	Product naming will be part of our integration activities, and we will approach decisions with an eye toward leveraging existing brand equity.

ABOUT CYAN

24.	What does Cyan do?

•	Cyan was founded and has emerged as a leading provider of SDN, NFV and packet optical solutions

•	Products include high-capacity, multi-layer switching and transport platforms as well as a carrier-grade software-defined networking platform for network virtualization and control.

25.	Where are they located? Do they have multiple locations?

•	Cyan is headquartered in Petaluma, California and has smaller satellite offices around the globe.

26.	What is Cyan’s revenue?
•	Cyan reported revenue of $36M in Q1’15.

27.	Who are Cyan’s existing customers?

•	Cyan has more than 180 customers primarily across North America, as well as in Asia and Europe, ranging from service providers to high-performance cloud and content providers to data center operators and large, private network operators.

•	Cyan has announced approximately 35 customers including, among others, CenturyLink, Colt, Frontier, NTT Windstream and Zayo.

28.	How many employees does Cyan have currently?

•	Cyan has approximately 260 employees worldwide with the majority located in the U.S.

CIENA EMPLOYEES

29.	Would the completion of this acquisition impact Ciena’s corporate bonus plan or corporate objectives for 2015?

•	No, our FY’15 corporate bonus plan and objectives would remain the same.

30.	Will jobs (either Ciena or Cyan) be eliminated as a result of this acquisition? If so, how many and in what groups? When?

•	Until the deal is completed, Ciena and Cyan will continue to operate as independent companies.

•	Our integration activities will involve an assessment of personnel and organizational needs, and we will communicate any decisions as soon as reasonably possible.

31.	How will the team be integrated into Ciena? What groups go where (i.e. Agility? NMS?)?

•	It is too early for us to know exactly how the combined organization will be optimally structured. This work will be a key part of our integration activities and something we intend to communicate after the deal closes.

•	Given that we just signed the agreement to acquire Cyan and because the proposed acquisition is subject to certain approvals, we are not yet in a position to provide much detail about the future combined organization.

32.	Will anyone be relocated/moved?

•	As part of our integration activities, we will work to identify efficiencies between Cyan facilities and Ciena’s existing facilities, but it’s too soon to know exactly what changes may take place.

33.	How can the companies interact during this initial phase?

•	Apart from certain integration planning activities, the companies must continue to operate independently until the deal closes.

•	We will be establishing a cross functional integration planning team tasked with ensuring a successful integration of the combined companies upon closing.

•	Until the transaction closes interactions should be “business as usual” and only be as coordinated by the integration planning teams.

•	We have put together an Employee Do’s and Don’ts Reference Document to help guide your conduct under the transaction closes.

34.	Can I reach out to/talk with people at Cyan?

•	Please consult the Employee Do’s and Don’ts document before talking about this acquisition with anyone outside of Ciena.

CIENA SALES

35.	How can I engage with my customers about this transaction?

•	First and foremost, read the published Rules of Engagement document prior to any discussions or engagements with customers on the topic and contact your manager with any questions.

•	You should make our customers aware of the already public details of this announcement – in person, by phone or through email.

•	We’ve provided a pre-packaged email (available on Salesforce.com) that you can easily forward to your customer contacts.

•	We’ve also supplied a transaction overview presentation that you can use with customers to provide additional detail about the proposed acquisition and the benefits it brings customers.

•	However, it’s important to emphasize in your communication that the signing of the acquisition agreement is only the first phase of the process and that we remain separate companies until closing. As such, there are certain restrictions on the amount of information we can provide at this time.

36.	Who can I contact to get more information about Cyan products?

•	Until the deal closes, you can get information about Cyan products on their website.

•	Until we have regulatory approval and close the transaction, there are significant restrictions on our ability to work together with Cyan, and we may not market or offer their products to customers.

•	Please review the Rules of Engagement document so that you understand the restrictions.

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Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Ciena Corporation (“Ciena”) or Cyan (“Cyan”), the management of either such company or the proposed transaction between Ciena and Cyan, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Ciena and Cyan undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the networking industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents Ciena and Cyan have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) Ciena and Cyan may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of Ciena and Cyan or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Ciena and Cyan. Neither Ciena nor Cyan gives any assurance that either Ciena or Cyan will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Ciena and Cyan described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. All forward-looking statements included in this document are based upon information available to Ciena and Cyan on the date hereof, and neither Ciena nor Cyan assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It

This document relates to a proposed transaction between Cyan and Ciena, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by Ciena. This document is not a substitute for the registration statement and joint proxy statement/prospectus that Ciena will file with the SEC or any other documents that Cyan or Ciena may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Cyan or Ciena through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus, once it is filed, from Cyan by accessing Cyan’s website at investor.cyaninc.com/investors/default.aspx or upon written request to ir@cyaninc.com .

Participants in Solicitation

Ciena, Cyan and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Cyan’s stockholders in connection with the proposed transaction. Information regarding Cyan’s directors and executive officers is contained in the proxy statement for Cyan’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2015. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Cyan’s website at investor.cyaninc.com/investors/sec-filings/default.aspx. Information regarding Ciena’s executive officers and directors is contained in the proxy statement for Ciena’s 2015 Annual Meeting of Stockholders filed with the SEC on February 11, 2015. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Ciena’s website at www.ciena.com. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.